                                                Filed pursuant to rule 424(b)(5)
                                                Registration No. 333-65629


                   SUBJECT TO COMPLETION, DATED JUNE 22, 1999

Preliminary Prospectus Supplement (to Prospectus dated October 12, 1998)

                                  $100,000,000

                           [BOK FINANCIAL CORP. LOGO]

                            [      ]% NOTES DUE 200

MATURITY

- The Notes will mature on             , 200 .

INTEREST

- Interest on the Notes is payable semi-annually on             and
  of each year, beginning                .

- Interest will accrue from             , 1999.

RANKING

- The Notes are unsecured and rank equally with all of our existing and future senior unsecured debt and senior to all of our existing and future subordinated debt.

REDEMPTION

- We may not redeem the Notes prior their to maturity.

- There is no sinking fund.

THE COMPANY

- We are a bank holding company. Through our significant operating subsidiaries, we offer a broad array of financial products and services.

- Our principal office is located at Bank of Oklahoma Tower, Boston Avenue at Second Street, Tulsa, Oklahoma 74172. Our telephone number is (918) 588-6752.

THE OFFERING

- The Notes will be delivered to you in global form through the book-entry
  delivery system of The Depository Trust Company on or about             ,
  1999.

- The Underwriters listed below will purchase the Notes from us on a firm commitment basis and offer them to you, subject to certain conditions.

LISTING

- We do not intend to list the Notes on any securities exchange or quotation system.

                                 INITIAL PUBLIC         UNDERWRITING DISCOUNT          PROCEEDS TO US
                                 OFFERING PRICE            AND COMMISSIONS            BEFORE EXPENSES
                                 --------------         ---------------------         ---------------
Per Note..................
Total.....................

    BEFORE MAKING ANY INVESTMENT IN OUR SECURITIES, YOU SHOULD READ THE BASE PROSPECTUS TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES AND CAREFULLY CONSIDER
  CERTAIN RISKS DESCRIBED IN THE RISK FACTORS BEGINNING ON PAGE 4 OF THE BASE
                                  PROSPECTUS.

     The Notes are not savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Joint Book Running Managers

BANC OF AMERICA SECURITIES LLC                             CHASE SECURITIES INC.
                             ---------------------
                                 June   , 1999

THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE ARE NOT USING THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS TO OFFER TO SELL THESE SECURITIES OR TO SOLICIT OFFERS TO BUY THESE SECURITIES IN ANY PLACE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     In making your investment decision, you should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you should not rely on it.

     We are offering to sell the Notes only in places where sales are permitted.

     You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date indicated in the respective document.

     In this prospectus supplement and the accompanying prospectus, the "Company," "we," "us" and "our" refer to BOK FINANCIAL CORPORATION.

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                   PAGE
---------------------                   ----
The Company...........................   S-3
Recent Developments...................   S-5
Selected Consolidated Financial and
  Operating Data......................   S-7
Use of Proceeds.......................   S-9
Capitalization........................   S-9
Ratio of Earnings to Fixed Charges....   S-9
Description of Notes..................  S-10
Underwriting..........................  S-11
Where You Can Find More Information...  S-12
Validity of Notes.....................  S-13

PROSPECTUS                              PAGE
----------                              ----
About this Prospectus.................     1
Where You Can Find More Information...     1
Summary Information Respecting BOK....     2
Risk Factors..........................     3
Description of Senior Debt
  Securities..........................     5
Global Securities.....................    11
Use of Proceeds.......................    13
Plan of Distribution..................    13
Ratio of Earnings to Fixed Charges....    14
Validity of the Senior Debt
  Securities..........................    14
Experts...............................    14

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     We provide information to you about the Notes in two separate documents:
(a) the accompanying prospectus, which provides general information, some of which may not apply to the Notes and (b) this prospectus supplement, which describes the specific terms of the Notes. Generally, when we refer to this "prospectus," we are referring to both documents combined.

     IF INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROSPECTUS, YOU SHOULD RELY ON THIS PROSPECTUS SUPPLEMENT.

     It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in "Where You Can Find More Information" on page S-12.

     If we use a capitalized term in this prospectus supplement and do not define the term in this document, the capitalized term is defined in the prospectus.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the information incorporated by reference includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "contemplates," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include fluctuations in market activity, interest rates, inflation, government regulations, and economic conditions and competition in the geographic and business areas in which we conduct our operations. For a discussion of factors that could cause actual results to differ, please see the discussion under "Risk Factors" contained on page 4 of the base prospectus and in other information contained in our publicly available SEC filings.

                                  THE COMPANY

     We are a bank holding company, incorporated in Oklahoma on October 24, 1990, whose activities are limited by the Bank Holding Company Act of 1956, as amended, to banking, certain bank-related services and activities, and managing or controlling banks. Our banking and bank-related activities are primarily performed through Bank of Oklahoma, N.A., Bank of Texas, N.A., Bank of Albuquerque N.A., and Bank of Arkansas, N.A. Our other significant operating subsidiaries include BOSC, Inc., which is a full-service securities firm with specialized expertise in public and municipal finance, asset-backed securities and private placements, and BOK Capital Services Corporation, which provides leasing and mezzanine financing. As of December 31, 1998, the Company and its subsidiaries had 2,758 full-time equivalent employees. Our common stock is listed on the Nasdaq National Market under the symbol "BOKF."

     We are the largest bank holding company headquartered in the state of Oklahoma. We conduct business primarily in Oklahoma and selected markets in neighboring states. We provide a broad array of financial products and services to major corporations, middle-market companies, small businesses, retail customers and other entities, which include:

     - corporate, small business and consumer lending;

     - deposit taking;

     - corporate treasury services and cash management;

     - mortgage lending and servicing;

     - trust and asset management services;

     - automated teller machine network services; and

     - capital markets services.

     We have the number one deposit market share in Oklahoma and a leading market position in nine of the 11 Oklahoma counties in which we operate. As of March 31, 1999, approximately 73% of our assets were managed in Tulsa and in Oklahoma City and 11% in the Dallas/Fort Worth area, with additional assets managed in other Oklahoma markets, as well as Fayetteville, Arkansas and Albuquerque, New Mexico. We are the largest originator of mortgage loans in Oklahoma, serve as the state's leading fiduciary and own the state's largest ATM/EFT network and supermarket banking network.

     As of and for the three months ended March 31, 1999, we had:

     - assets of $7.0 billion;

     - loans of $3.6 billion;

     - deposits of $4.3 billion;

     - shareholders' equity of $519 million; and

     - net income of $19.8 million.

BUSINESS SEGMENTS

     Our operations are divided into four primary segments and Other Financial Services. As a percentage of our 1998 total revenue, Corporate Banking represented 29%, Consumer Banking represented 20%, Mortgage Banking represented 14% and Trust Services represented 13%. Other Financial Services represented 17% and other revenue, primarily from asset and liability management, represented the remaining 7%.

  Corporate Banking Division:

     - offers commercial and industrial loans, real estate financing, commercial mortgage loans, specialized industry loans, trade finance and letters of credit, lease financing, selected capital markets products and highly specialized treasury and cash management products;

     - is the market leader in Oklahoma and has a significant presence in its largest counties; and

     - had average loans of $2.0 billion and average deposits of $536 million in 1998.

  Consumer Banking Division:

     - provides a full line of deposit, loan and fee-based banking products to retail and small business customers;

     - is the deposit market share leader in Oklahoma and, through our subsidiaries, has the fourth largest branch network in Albuquerque and the fifth largest in the State of New Mexico; and

     - had average loans of $320 million and average deposits of $1.7 billion in 1998.

  Mortgage Banking Division:

     - originates, purchases, sells and services individual residential mortgage loans;

     - is the largest mortgage originator in Oklahoma;

     - services a $6.7 billion mortgage portfolio as of December 31, 1998; and

     - had mortgage loan originations of $850 million in 1998.

  Trust Services Division:

     - provides institutional, investment and retirement products, including 401(k) plans, mutual fund products, cash management and trust services to affluent individuals, businesses, non-profit organizations and government entities; and

     - is currently responsible for more than $14 billion in assets.

  Other Financial Services:

     Other Financial Services comprises:

     - TransFund. This division provides merchants and financial institutions with a full line of ATM, debit/credit card and merchant payment processing products.

     - BOSC, Inc. This subsidiary specializes in the execution of securities transactions as well as public and municipal finance activities and is responsible for retail sales and brokerage activity.

     - Bank of Texas. This subsidiary provides corporate and consumer banking and other financial services in the Dallas/Fort Worth metropolitan area, focusing on middle-market banking.

     - Bank of Albuquerque. This subsidiary serves as the hub for expanding our consumer and commercial banking and fiduciary service operations in New Mexico.

     - Bank of Arkansas. This subsidiary provides corporate and consumer banking, public finance, capital markets services and other financial services in northwest Arkansas.

     As a percentage of our 1998 revenue, TransFund represented 6%, BOSC, Inc. represented 3%, Bank of Texas represented 7% and the Banks of Arkansas and Albuquerque (which represented only 27 days of Bank of Albuquerque operations) together represented less than 2%.

                              RECENT DEVELOPMENTS

FIRST QUARTER RESULTS

     Net income for the three months ended March 31, 1999 was $19.8 million, or $0.38 per share, an increase of 22% over the corresponding period of 1998. Earnings per share amounts are reported on a diluted basis and have been adjusted for a two-for-one stock split in the form of a 100% stock dividend paid on February 22, 1999. The Company's loan balances were $3.6 billion at March 31, 1999, an increase of 21.5% excluding the effect of the Bank of Albuquerque, N.A. acquisition which was consummated on December 4, 1998. Fee-based revenue for the first quarter of 1999 increased 22%, representing 46% of total revenue. The sharpest gains were seen in brokerage and trading revenue at 39%, to $4.3 million, and transaction card revenue at 36%, to $7.6 million. Mortgage revenue declined slightly due to a lower level of servicing revenue.

  Net Interest Revenue

     Net interest revenue on a tax-equivalent basis was $52.2 million for the first quarter of 1999 compared to $44.4 million for the first quarter of 1998, an increase of 18%. Average earning assets increased by $1.0 billion, including increases in average loans of $701 million and average securities of $306 million. Interest-bearing liabilities increased $950 million, primarily due to increases in borrowed funds of $663 million.

     Net interest margin, the ratio of net interest revenue to average earning assets, was 3.57% for the first quarter of 1999 compared to 3.65% for the first quarter of 1998 and 3.72% for the fourth quarter of 1998. The primary reason for the decrease in the net interest margin was the securitization sale of approximately $100 million of automobile loans in the first quarter of 1999. These loans had an average yield of 9.23%, which is greater than the overall yield on average earning assets. Additionally, the sale was structured so that we were required to carry a non-earning asset on our balance sheet for 36 days during the quarter. This caused approximately 14 basis points of the decrease in the net interest margin for the quarter.

  Other Operating Revenue

     Other operating revenue for the first quarter of 1999 increased $6.1 million or 15% compared to the same quarter of 1998. Total fees and commissions, which are included in other operating revenue, increased $8.0 million or 22%. All categories of fee income, except mortgage banking revenue, showed increases over the first quarter of 1998. Most notably, other revenue increased $2.3 million due primarily to a $1.6 million increase in underwriting and advisory fees for BOSC, Inc. The decrease in mortgage banking revenue was due to lower servicing revenue. Servicing revenue was $7.9 million and $8.5 million, respectively, for the first quarters of 1999 and 1998. Mortgage loan refinancing activity reduced the amount of loans that we serviced and the servicing revenue. Gain on the sale of other assets included $752 thousand from the sale of an interest in a local bank.

  Other Operating Expenses

     Operating expenses for the first quarter of 1999 increased $6.4 million or 11% compared to the first quarter of 1998. The first quarter of 1999 includes operating expenses of $6.1 million for the Bank of Albuquerque, which did not exist in the first quarter of 1998. The first quarter of 1998 included charges of $2.3 million for the cost of stock contributed to the BOk Charitable Foundation and $3.0 million for a provision for the possible impairment of mortgage servicing rights. The remaining discussion excludes these charges for both 1999 and 1998 to improve comparability. Personnel costs increased $4.3 million due to increased staffing, normal compensation increases and increased incentive compensation. Staffing on a full-time equivalent ("FTE") basis increased by 211 employees while average compensation per FTE increased by 3.9%. Incentive compensation, which varies directly with revenue increased $909 thousand to $3.6 million for the quarter. The increase in incentive compensation was due to growth in revenue over pre-determined targets and growth in the number of business units covered by incentive plans. Occupancy, equipment and data processing costs increased $2.7 million or 29%, which included increases of $922 thousand in net occupancy costs and $1.4 million in data processing costs. The increase in net occupancy costs was due primarily to a decrease in rental income on bank premises of $574 thousand. A significant portion of our data processing is outsourced to third parties. Therefore, data processing costs are directly related to the volume of transactions processed.

  Summary of Loan Loss Experience

     The reserve for loans losses, which is available to absorb losses inherent in the loan portfolio, totaled $68 million at March 31, 1999 and $65 million at December 31, 1998. This represents 1.94% and 1.88% of total loans, excluding loans held for sale, at March 31, 1999 and December 31, 1998, respectively.

     A provision for loan losses is charged against earnings in amounts necessary to maintain an adequate allowance for loan losses. These provisions were $3.4 million for the first quarter of 1999 compared to $2.5 million for the first quarter of 1998.

  Non-Performing Assets

     Non-performing assets were $20 million at March 31, 1999 and $18 million at December 31, 1998. Non-performing loans include non-accrual loans and renegotiated loans.

ACQUISITIONS

     We recently acquired three banks located in the Dallas/Fort Worth area for cash in the amount of approximately $76 million and we plan to acquire an additional bank in Oklahoma for approximately 2,371,829 shares of our common stock on June 30, 1999.

                                                                                      AS OF DECEMBER 31, 1998
                                                                                     --------------------------
CLOSING                                                                              TOTAL    TOTAL     TOTAL
DATE                              NAME                    PLACE OF OPERATION         ASSETS   LOANS    DEPOSITS
-------                           ----                    ------------------         ------   ------   --------
                                                                                           (IN MILLIONS)
6/30/99..............  First National Bank &        Muskogee, Oklahoma               $250.2   $94.0     $228.0
                       Trust Company of Muskogee
5/14/99..............  Canyon Creek National Bank   Richardson and McKinney, Texas     99.3    56.4       85.1
6/04/99..............  Mid-Cities National Bank     Tarrant County, Texas              73.4    40.8       67.1
6/16/99..............  Swiss Avenue State Bank      Dallas, Texas                     223.6    49.4      175.6

     The three acquisitions in the Dallas/Fort Worth metropolitan area are expected to increase our total assets and deposits in the area by over $396 million and $328 million respectively, giving us an approximate 2% share in this $41 billion deposit market. The Board of Governors of the Federal Reserve System approved the acquisition of First Bancshares of Muskogee on May 24, 1999. The closing is currently scheduled for June 30, 1999.

EQUITY OFFERING

     We are contemplating offering approximately 6 million shares of common stock in 1999. It is currently contemplated that approximately 4 million shares will be a secondary offering by current shareholders and 2 million shares will be newly issued. We cannot guarantee that this offering will occur as contemplated, if at all.

     A registration statement relating to these securities is being prepared but has not yet been filed with the Securities and Exchange Commission. These securities will be offered only by means of a prospectus and may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of those securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth selected consolidated financial data for the Company as of the dates or for the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the detailed information and financial statements included in the documents incorporated herein by reference. See "Where You Can Find More Information" on page S-12.

     You should read the following information with the data in the table on the next page:

     - Per share data has been restated to reflect the two-for-one stock split in the form of a 100% stock dividend paid on February 22, 1999 and a 3% stock dividend paid on November 25, 1998.

     - We have presented net interest income and income before income taxes on a taxable-equivalent basis using a combined federal and state statutory tax rate of 38.9%.

     - Other operating expense includes merger and integration expense, which was $98,000 for 1996, $112,000 for 1997 and $2.0 million for 1998.

     - Tangible return on average shareholders' equity is net income plus intangible amortization net of income taxes divided by average shareholders' equity.

     - The efficiency ratio is noninterest expense not including foreclosed asset expense or income, as a percentage of the sum of net interest income (on a taxable-equivalent basis) and noninterest income.

     - The Tier 1 leverage ratio is computed by dividing Tier 1 capital, which is total shareholders' equity less net unrealized gains and losses on securities available for sale and intangible assets, by average tangible assets.

     - The Tier 1 capital ratio is computed by dividing Tier 1 capital by risk-weighted period-end assets. Risk-weighted period-end assets is the balance of the assets at risk less the portion of the allowance for credit losses which exceeds 1.25% of the balance of the assets at risk. The balance of the assets at risk is calculated by applying risk-weighted percentages per regulatory guidelines to total assets and off-balance sheet items.

     - The tangible shareholders' equity ratio is tangible shareholders' equity divided by tangible assets.

     - The total capital ratio is total risk-based capital divided by total risk-adjusted assets.

     - The reserve for loan losses to loans is computed by dividing the reserve for loan losses by total loans, excluding residential mortgage loans held for sale which are carried at the lower of aggregate cost or market value.

                                                                                                       THREE MONTHS
                                                                                                           ENDED
                                                    YEAR ENDED DECEMBER 31,                              MARCH 31,
                                 --------------------------------------------------------------   -----------------------
                                    1994         1995         1996         1997         1998         1999         1998
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
RESULTS OF OPERATIONS:
Taxable-equivalent interest
  revenue......................  $  229,175   $  282,479   $  298,897   $  354,115   $  395,880   $  108,841   $   95,074
Interest expense...............     104,055      160,177      163,093      188,948      204,335       56,610       50,708
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Taxable-equivalent net interest
  revenue......................     125,120      122,302      135,804      165,167      191,545       52,231       44,366
Provision for loan losses......         195          231        4,267        9,026       14,451        3,370        2,470
Other operating revenue........      74,364       91,146      105,312      129,699      172,819       46,865       40,787
Other operating expense........     133,475      142,206      159,028      195,166      228,665       63,593       57,193
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before income taxes.....      65,814       71,011       77,821       90,674      121,258       32,133       25,490
Income tax expense.............      20,749       21,806       23,694       26,049       46,542       12,316        9,177
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income.....................  $   45,065   $   49,205   $   54,127   $   64,625   $   74,716   $   19,817   $   16,313
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA (END OF
  PERIOD):
Assets.........................  $3,927,276   $4,244,118   $4,620,700   $5,399,642   $6,809,348   $7,044,000   $5,632,667
Loans..........................   1,844,053    2,194,368    2,394,580    2,765,093    3,551,941    3,591,398    2,836,296
Intangible assets..............      43,846       37,134       28,276       67,796       95,935       93,933       65,494
Non-performing assets..........      24,214       32,687       23,411       24,232       17,716       19,827       24,181
Deposits.......................   2,629,574    2,937,709    3,256,755    3,728,079    4,379,230    4,342,935    4,019,374
Subordinated debenture.........      23,000           --           --      148,356      146,921      148,504      148,388
Shareholders' equity...........     236,902      301,565      359,966      435,477      505,114      519,207      448,635
PROFITABILITY RATIOS:
Return on average assets.......        1.26%        1.22%        1.26%        1.27%        1.31%        1.19%        1.19%
Tangible return on average
  assets.......................        1.38         1.34         1.43         1.42         1.46         1.36         1.34
Return on average shareholders'
  equity.......................       19.92        18.07        16.80        16.41        15.99        15.75        14.89
Tangible return on average
  shareholders' equity.........       21.90        19.85        19.03        18.42        17.79        18.05        16.78
Net interest margin............        3.94         3.39         3.54         3.66         3.72         3.57         3.65
Efficiency ratio...............       69.20        68.07        67.84        67.49        62.89        65.48        67.23
RISK-BASED CAPITAL RATIOS:
Tier 1 capital ratio...........        9.14%        9.91%       10.49%        9.39%        7.80%        8.06%        9.47%
Total capital ratio............       11.19        11.17        11.74        14.54        11.96        12.15        14.47
Leverage ratio.................        5.64         6.55         7.46         6.81         6.57         6.31         6.81
CREDIT QUALITY RATIOS:
Reserve for loan losses to non-
  performing loans.............      190.27%      130.73%      239.70%      279.86%      495.05%      452.85%      291.46%
Reserve for loan losses to
  loans........................        2.12         1.80         1.96         1.98         1.88         1.94         2.02
Provision for loan losses to
  average total loans..........        0.01         0.01         0.19         0.35         0.50         0.39         0.36
Net loans charged off to
  average total loans..........        0.01         0.01        (0.12)        0.14         0.09         0.04         0.10
Non-performing assets to total
  loans and foreclosed
  assets.......................        1.31         1.49         0.98         0.87         0.50         0.55         0.85
Non-performing assets to total
  assets.......................        0.62         0.77         0.51         0.45         0.26         0.28         0.43

                                USE OF PROCEEDS

     We intend to use the proceeds of the offering to repay $25 million of indebtedness to NationsBank, N.A., a subsidiary of Bank of America Corporation, and $25 million of indebtedness to Chase Bank of Texas, N.A. under credit agreements maturing September 30, 1999. Such indebtedness was incurred to acquire 17 branches and $475 million in deposits which now constitutes our Bank of Albuquerque, NA subsidiary. In addition, we intend that $7.5 million will be used to reduce borrowings from Wachovia Bank, N.A. under a credit facility maturing September 30, 1999. Further, we intend to use $15 million to repay other borrowings from NationsBank, N.A. and Chase Bank of Texas, N.A. ($7.5 million each), also maturing September 30, 1999, related to the three acquisitions in the Dallas/Ft. Worth market in 1999. All borrowings are at LIBOR + 70 bp. The remaining proceeds, approximately $26 million, will be used for general corporate purposes, possibly including current and future acquisitions, if any. NationsBank, N.A. and Chase Bank of Texas, N.A. are affiliates of the underwriters.

                                 CAPITALIZATION

     The following table presents our short-term debt and total capitalization on a consolidated basis at March 31, 1999, and as adjusted to reflect the issuance of the Notes and the repayment of indebtedness. This table should be read in conjunction with our consolidated financial statements and the notes incorporated by reference in the accompanying prospectus.

                                                                    MARCH 31, 1999
                                                              ---------------------------
                                                                ACTUAL        AS ADJUSTED
                                                              ----------      -----------
                                                                (DOLLARS IN THOUSANDS)
Short-term debt:
  Funds purchased and repurchase agreements.................  $1,050,955      $1,050,955
  Other borrowings..........................................     893,819         821,319
                                                              ----------      ----------
       Total short-term debt................................  $1,944,774      $1,872,274
                                                              ==========      ==========
Long-term debt:
Senior debt.................................................  $       --      $  100,000
Subordinated debentures.....................................     148,504         148,504
                                                              ----------      ----------
       Total long-term debt.................................     148,504         248,504
       Total shareholders' equity...........................     519,207         519,207
                                                              ----------      ----------
          Total capitalization..............................  $  667,711      $  767,711
                                                              ==========      ==========

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                  THREE MONTHS
                                                                                      ENDED
                                             YEAR ENDED DECEMBER 31,                MARCH 31,
                                     ----------------------------------------     -------------
                                     1994     1995     1996     1997     1998     1999     1998
                                     ----     ----     ----     ----     ----     ----     ----
Excluding Interest on Deposits.....  2.81     2.02     2.54     2.21     2.51     2.24     2.34
Including Interest on Deposits.....  1.57     1.40     1.43     1.43     1.55     1.53     1.46

     These computations include BOK Financial Corporation and its subsidiaries and serve to update the "Ratio of Earnings to Fixed Charges" in the prospectus. For these ratios, "earnings" are determined by adding "fixed charges" to income from continuing operations before income taxes. "Fixed charges" consist of interest on all debt and amortization of premiums or discounts associated with debt.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes supplements the description of the general terms and provisions of the Senior Debt Securities set forth in the accompanying prospectus under the heading "Description of Senior Debt Securities". The following description does not purport to be complete and is qualified in its entirety by reference to the accompanying prospectus and the provisions of the Senior Indenture (as defined below). Capitalized terms used but not defined in this document have the meanings assigned to such terms in the accompanying prospectus or in the Senior Indenture.

GENERAL

     The Notes offered hereby constitute a series of Senior Debt Securities described in the accompanying prospectus to be issued under the Indenture, dated
as of                , 1999 (the "Senior Indenture"), between the Company and
The Chase Manhattan Bank, as Trustee (the "Senior Trustee"). The Notes will be limited to $100,000,000 aggregate principal amount, will be direct, unsecured
obligations of the Company and will mature on                , 200 .

     The Notes will bear interest at the rate per annum shown on the cover page
of this prospectus supplement, payable semi-annually on each                and
               , beginning                , 1999, to the persons in whose names
the Notes are registered at the close of business on the                or
               , as the case may be, next preceding such                and
               .

     The Notes do not provide for any sinking fund and may not be redeemed prior to maturity.

BOOK ENTRY FORM

     The Notes will be issued in the form of one or more fully registered permanent Global Securities registered in the name of DTC or its nominee as described under "Description of Senior Debt Securities -- Global Securities" in the accompanying prospectus.

DEFEASANCE AND DISCHARGE

     The defeasance provisions of the Senior Indenture described under "Description of Debt Securities -- Defeasance and Discharge" in the accompanying prospectus will apply to the Notes.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement by purchasers of the Notes will be made in immediately available funds. All payments by the Company to the Depositary of principal and interest will be made in immediately available funds.

     So long as any Notes are represented by Global Securities registered in the name of the Depositary or its nominee, such Notes will trade in the Depositary's Same-day Funds Settlement System and secondary market trading in such Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

TRUSTEE

     The Chase Manhattan Bank will serve as the Senior Trustee with respect to the Notes.

                                  UNDERWRITING

     We and the underwriters named below (the "Underwriters") have entered into an underwriting agreement relating to the offering and sale of the Notes (the "Underwriting Agreement"). In the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has agreed to purchase from us, the principal amount of Notes that appears opposite its name in the table below:

UNDERWRITER                                                    PRINCIPAL AMOUNT
-----------                                                    ----------------
Banc of America Securities LLC..............................
Chase Securities Inc........................................
                                                                 ------------
          Total.............................................     $100,000,000
                                                                 ============

     The obligations of the Underwriters under the Underwriting Agreement, including their agreement to purchase Notes from us, are several and not joint. Those obligations are also subject to certain conditions in the Underwriting Agreement being satisfied. The Underwriters have agreed to purchase all of the Notes if any of them are purchased.

     The Underwriters have advised us that they propose to offer the Notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The Underwriters may offer the Notes to selected dealers
at the public offering price minus a selling concession of up to   % of the
principal amount. In addition, the Underwriters may allow, and those selected
dealers may reallow, a selling concession of up to   % of the principal amount
to certain other dealers. After the initial public offering, the Underwriters may change the public offering price and any other selling terms.

     In the Underwriting Agreement, we have agreed that:

     - we will pay our expenses related to the Offering, which we estimate will
       be $          ; and

     - we will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Notes are a new issue of securities, and there is currently no established trading market for the Notes. In addition, we do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system. The Underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue any market making in the Notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell will be favorable.

     In connection with the offering of the Notes, the Underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions. If the Underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

     In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged and may in the future engage in general financing and banking transactions with the Company and its affiliates. The Chase Manhattan Bank, the Senior Trustee, is an affiliate of Chase Securities Inc. In addition affiliates of Banc of America Securities LLC and Chase Securities Inc. are lenders to the Company and will receive a portion of the amounts repaid by the Company under certain lending facilities with the net proceeds of the offering. See "Use of Proceeds." Because affiliates of the Underwriters will receive more than 10% of the net proceeds of the offering, this offering is being conducted pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus supplement and the prospectus relate to a "shelf" registration statement we have filed with the SEC under the Securities Act of 1933, as amended, with respect to the Notes being offered by this prospectus (the "Registration Statement"). The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about the Company and the securities described in the prospectus and this prospectus supplement. The SEC's rules and regulations allow us to omit certain information included in the Registration Statement from the prospectus and this prospectus supplement. The Registration Statement may be inspected by anyone without charge at the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

     In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following SEC locations:

Public Reference Room                  Fort Worth Regional Office
450 Fifth Street, N.W.                 503 U.S. Courthouse
Room 1024                              10th and Lamar Streets
Washington, D.C. 2054                  Fort Worth, Texas 76102

     You may also obtain copies of this information by mail from the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at rates determined by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

     You can also inspect reports, proxy statements and other information that we have filed electronically with the SEC at the SEC's web site at http://www.sec.gov. These documents can also be inspected at the offices of the National Association of Security Dealers, Inc., Report Section, 1735 K Street N.W. Washington, D.C. 20006 or at Listing Company Information, NASDAQ Stock Exchange, 9801 Washington Blvd., Gaithersburg, Maryland 20878.

     The SEC allows us to "incorporate by reference" information into the prospectus and this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of the prospectus and this prospectus supplement, except for any information that is superseded by information that is included directly in this document.

     This prospectus supplement incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about us and our financial condition.

COMPANY FILINGS                                         PERIOD
---------------                                         ------
Annual Report on Form 10-K...............  Year ended December 31, 1998
Quarterly Report on Form 10-Q............  Three Months Ended March 31, 1999

     We also incorporate by reference additional documents that we may file with the SEC after the date of this prospectus supplement. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

     Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement. You can obtain documents incorporated by reference in this prospectus supplement by requesting them in writing or by telephone from us at the following address:

                           BOK Financial Corporation
                             Bank of Oklahoma Tower
                         Boston Avenue at Second Street
                             Tulsa, Oklahoma 74172
                           Telephone: (918) 588-6752

                               VALIDITY OF NOTES

     The validity of the Notes will be passed upon for the Company by Frederic Dorwart, Lawyers, Tulsa, Oklahoma, and for the Underwriters by Simpson Thacher & Bartlett, New York, New York. Frederic Dorwart, Lawyers and certain of its members are indebted to and have other banking and trust relationships with the Company and/or its affiliates.

                                                                      PROSPECTUS

                           BOK FINANCIAL CORPORATION

                                     Issuer

                      $250,000,000 SENIOR DEBT SECURITIES

                           [BOK FINANCIAL CORP. LOGO]

  CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4 IN THIS PROSPECTUS.

     The Debt Securities will not be deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

     The securities do not represent the obligations of any bank.

     This prospectus may be used to offer and sell any series of securities only if accompanied by the prospectus supplement for that series.

     BOK Financial Corporation will:

     - issue one or more series of Senior Debt Securities

     - in the form of debentures, notes, or other unsecured evidences of indebtedness

     - in an amount not to exceed a total of $250,000,000

     - in definitive or global form

     A prospectus supplement will further define the Senior Debt Securities by stating:

     - how the Senior Debt Securities will be sold

     - the initial offering price

     - the number of Senior Debt Securities being offered

     - the names of any underwriters and agents and their compensation

     - the net proceeds to BOK Financial of the sale

     - the use BOK Financial will make of the proceeds

     - the terms of the Senior Debt Securities including the interest rates, maturities, redemption rights, puts and other features

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The common stock of BOK Financial is listed on the NASDAQ Stock Exchange under the trading symbol "BOKF." BOK Financial does not plan to list the Senior Debt Securities on NASDAQ or any other exchange.

                                October 12, 1998

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    1
Where You Can Find More Information.........................    1
Summary Information Respecting BOK Financial Corporation....    2
Risk Factors................................................    3
Description of Senior Debt Securities.......................    5
Global Securities...........................................   11
Use of Proceeds.............................................   13
Plan of Distribution........................................   13
Ratio of Earnings to Fixed Charges..........................   14
Validity of the Senior Debt Securities......................   14
Experts.....................................................   14

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $250,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

     We are complying with the SEC's plain English program. This is an initiative launched by the SEC to make prospectuses and other information more understandable to the general investor. To see more detail, you should read the exhibits filed with this registration statement.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Fort Worth Regional Offices at 503 U.S. Courthouse, 10th and Lamar Streets, Forth Worth, Texas 76102 and at Listing Company Information, NASDAQ Stock Exchange, 9801 Washington Blvd., Gaithersburg, Maryland 20878. You may send for a copy of such material for a fee by writing the Securities and Exchange Commission Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and Internet access.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

     - Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 1998; and

     - Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
       1999.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

        Chief Financial Officer
        BOK Financial Corporation
        Bank of Oklahoma Tower
        Tulsa, Oklahoma 74172
        (918) 588-6752
        inquire@mail.bokf.com

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                              SUMMARY INFORMATION
                                   RESPECTING
                           BOK FINANCIAL CORPORATION

     - Our home office is Tulsa, Oklahoma

     - Our principal subsidiaries are Bank of Oklahoma N.A., Bank of Texas N.A., Bank of Arkansas N.A., BOSC, Inc, BOK Capital Services Corporation, and Bank of Texas Trust Company, N.A.

     - We have a total of 2,758 employees

     - We offer commercial, consumer and correspondent banking services and investment and money market services

     - Our BOk Trust Division offers trust services, employee benefit services, investment advice, and asset management

     - Our BOk Mortgage Division originates and services home loan mortgages

     - Our BOSC subsidiary is a registered NASD broker-dealer with 91 sales representatives

     - The Leo Oppenheim Division of BOSC underwrites municipal revenue bonds, asset-backed securities, and commercial paper and has eight investment bankers and sales representatives

     - Approximately 95.5 percent of our earnings are derived from Bank of Oklahoma

     - Bank of Oklahoma is headquartered in Oklahoma, has 64 locations in Oklahoma, 2,442 employees, and approximately $3,470,843,000 in deposits.

     - Bank of Texas is headquartered in Dallas, Texas and has six locations, 145 employees, and approximately $404,222,000 in deposits.

     - Bank of Arkansas is headquartered in Fayetteville, Arkansas and has three locations, 29 employees, and approximately $86,839,000 in deposits.

     - Bank of Albuquerque is headquartered in Albuquerque, New Mexico and has 17 locations, 184 employees, and approximately $420,154,000 in deposits.

                                  RISK FACTORS

     THE SENIOR DEBT SECURITIES INVOLVE A RISK OF LOSS OF PRINCIPAL AND INTEREST. YOU SHOULD CONSIDER THE FOLLOWING RISK FACTORS IN DECIDING WHETHER TO PURCHASE THE SENIOR DEBT SECURITIES.

RISK OF COMPETITION

     - The banking industry is increasingly competitive

     - In particular, the Oklahoma banking industry is highly competitive and approximately 95.5% of our earnings are derived from Bank of Oklahoma

     - In 1997, NationsBank (now Bank America) and BancOne entered the Oklahoma market

     - We have to compete with numerous other small and large, local and national savings and loan associations, banks, credit unions, trust companies, broker-dealers, and underwriters

RISK OF SUPERVISION AND REGULATION

     - We and our subsidiaries are extensively regulated under both federal and state law, particularly the Bank Holding Company Act of 1956 and the National Bank Act

     - We are limited to the business of banking and related businesses, which prohibits us from expanding into certain types of businesses which could be profitable for us

     - Where we can do business and establish offices is regulated, which could decrease our ability to expand into new markets

     - The amount of deposits we can own in each state is regulated, which limits our potential growth

     - Our ability to make acquisitions and engage in new business may be limited by the performance of our obligations under the Community Reinvestment Act to provide services in traditionally underserved areas

     - We do not know the extent to which changes in the statutes and regulations under we operate may adversely affect our business and we do not have control over such changes

     - Those of our competitors which are not banks are subject to significantly less government regulation than we are, which may give them a competitive advantage in the marketplace

RISK OF REGULATORY LIMITATIONS ON PAYMENT OF DIVIDENDS

     - Our earnings will be the source of our ability to repay the Senior Debt Securities

     - Because we are a bank holding company, our earnings are principally derived from dividends from our banks

     - Regulations of the Comptroller of the Currency limit the ability of our banks to pay us dividends by requiring that a bank receive approval of the OCC before declaring a dividend if the amount of all dividends, including the proposed dividend, declared by a bank in any calendar year exceeds:

        (1) the total of the bank's net profits of that calendar year to date plus

        (2) retained net profits of the preceding two years minus

        (3) any required transfers to surplus or a fund for the retirement of preferred stock

RISK OF CAPITAL REQUIREMENTS

     - The Federal Deposit Insurance Improvement Act of 1991 established five capital rating tiers ranging from well capitalized to critically undercapitalized

     - We must maintain capital ratios above the well capitalized level if we want to experience significant growth and acquire other financial institutions and branches

     - Well capitalized means a minimum of 5% for Leverage Capital, 6% for Tier I Capital, and 10% for Total Capital

     - At March 31, 1999, our ratios were 6.31% for Leverage Capital, 8.06% for Tier I Capital, and 12.15% for Total Capital

     - At March 31, 1999, our subsidiary banks were also well above the required minimum leverage and risk-based ratios, but if we fall below these ratios, the growth potential of our business would be limited

RISK OF GOVERNMENT POLICIES AND ECONOMIC FACTORS

     Our business is highly sensitive to:

     - changes in legislation and the policies and examinations of the various regulatory authorities

     - the monetary policies implemented by the Federal Reserve Board, including the discount rate on bank borrowings and changes in reserve requirements which affects our ability to make loans and the interest rates we may charge

     - open market operations in U.S. Government securities

     - changes in prevailing interest rates because of the dependency of our banks on interest income and our substantial holdings of mortgage-backed securities and mortgage servicing rights, which are highly sensitive to changes in interest rates

     - poor economic conditions in Oklahoma and the other markets in the southwest region where we generate a substantial majority of our loans may cause us to incur losses associated with higher default rates and decreased collateral values in our loan portfolio

     - a significant portion of our total loans are to borrowers in cyclical industries (principally, commercial real estate, energy and agriculture), and, accordingly, downturns in one or more of these industries could have an adverse effect on our operations

     - in connection with our acquisitions of other bank and non-bank businesses and assets from time to time, we could face difficulties assimilating the personnel and operations of our acquired businesses, including the possible loss of key personnel, possible disruption of our on-going business, additional burdens on our management team, difficulties in maintaining uniform standards, controls, procedures and policies and possible unexpected increased costs related to these acquisitions.

     - We cannot predict the effect of such matters on our business and earnings

RISK OF LACK OF MARKETABILITY

     - We cannot guarantee a secondary market for our Senior Debt Securities or that holders who wish to sell their Senior Debt Securities prior to the stated maturity will be able to do so

     - We do not plan to list the Senior Debt Securities for trading on any exchange or other trading market

RISK OF YEAR 2000 PROBLEMS

     - We, and our service providers, are having to modify or replace significant portions of our and their computer software and hardware to ensure that our systems will function correctly in the Year 2000 and thereafter

     - We have made good progress and do not foresee any significant operational problems with our systems or those of our service providers; however, if we or our service providers do not timely complete the required modifications and replacements, we could experience a material adverse impact on our business and earnings

     - We may experience additional liquidity needs in connection with increased deposit withdrawals due to customer concerns over the Year 2000 issue. Although we have developed a contingency funding plan to prepare for this potential liquidity need, there can be no assurance that such steps will be adequate. As a result, significant customer withdrawal in advance or immediately following January 1, 2000 could have a material adverse effect on our results of operations or financial condition.

                     DESCRIPTION OF SENIOR DEBT SECURITIES

     This description of the Senior Debt Securities does not purport to be complete and is subject to, and qualified in its entirety by reference to, the indentures pursuant to which such Senior Debt Securities are issued, the forms of which indentures are filed as exhibits to the registration statement of which this prospectus is a part. Furthermore, the following summary description of the indentures and the Senior Debt Securities relates to certain terms and conditions applicable to the Senior Debt Securities generally. The particular terms of any series of Senior Debt Securities will be described in the applicable prospectus supplement. If so indicated in such prospectus supplement, the terms of any such series may differ from the terms set forth below.

  General

     Senior Debt Securities are to be issued under an indenture (the "Indenture") between BOK Financial Corporation and the trustee named in the applicable prospectus supplement as the trustee therefor (the "Trustee"). The form of Indenture is an exhibit to the registration statement of which this prospectus is a part.

     The Senior Debt Securities will be direct, unsecured obligations of BOK Financial Corporation. The Senior Debt Securities will not be deposits or other obligations of a bank and will not be guaranteed or insured by the FDIC or any other governmental agency.

     The Indenture does not limit the aggregate principal amount of Senior Debt Securities or of any particular series of Senior Debt Securities that may be issued thereunder and provide that Senior Debt Securities issued thereunder may be issued from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. The Indenture does not limit the amount of other debt that may be issued by BOK Financial Corporation and does not contain financial or similar restrictive covenants. The Indenture does not prohibit or limit the incurrence of additional senior indebtedness or other financial obligations. The Indenture provides that there may be more than one Trustee under such Indenture with respect to different series of Senior Debt Securities.

     The Indenture does not contain any provision intended to provide protection to holders of Senior Debt Securities against a sudden or dramatic decline in credit quality of BOK Financial Corporation that could, for example, result from a takeover, recapitalization, special dividend or other restructuring.

     The applicable prospectus supplement will describe the following terms of the series of Senior Debt Securities in respect of which this prospectus is being delivered:

          (1) the title of such Senior Debt Securities;

          (2) any limit upon the aggregate principal amount of such Senior Debt Securities and the percentage of such principal amount at which such Senior Debt Securities may be issued;

          (3) the date or dates on which the principal of such Senior Debt Securities is scheduled to become payable (the "Stated Maturity");

          (4) the rate or rates (which may be fixed or variable) per annum at which such Senior Debt Securities will bear interest, or the method of determining such rate or rates, if any, the date or dates from which any such interest will accrue, the dates on which any such interest will be payable (the "Interest Payment Dates"), the Regular Record Date (as defined in the Indenture) for the interest payable on any Interest Payment Date, and the person to whom principal of or premium, if any, or interest on any Senior Debt Security of such series will be payable, if other than the person in whose name such Senior Debt Security (or one or more predecessor Senior Debt Securities) is registered at the close of business on the Regular Record Date for such interest;

          (5) if other than the location specified in this prospectus, the place or places where the principal of and premium, if any, and interest on Senior Debt Securities will be payable;

          (6) the period or periods within which, the price or prices at which and the terms and conditions upon which such Senior Debt Securities will, pursuant to any mandatory sinking fund provisions or otherwise, or may, pursuant to any optional sinking fund provisions or otherwise, be redeemed in whole or in part by BOK Financial Corporation;

          (7) the period or periods within which, the price or prices at which and the terms and conditions upon which such Senior Debt Securities may be repaid, in whole or in part, at the option of the holders thereof;

          (8) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Senior Debt Securities will be issuable;

          (9) if other than the principal amount thereof, the portion of the principal amount of such Senior Debt Securities that will be payable upon declaration of acceleration of the maturity thereof;

          (10) the currency or currency unit of payment of principal of and premium, if any, and interest on such Senior Debt Securities, and any index used to determine the amount of principal of or premium, if any, and interest on such Senior Debt Securities;

          (11) whether such Senior Debt Securities are to be issuable as Global Securities (as defined below) and, in such case, the initial securities depositary with respect thereto and the circumstances under which such Global Security may be exchanged for definitive securities; and

          (12) any other material terms of such Senior Debt Securities.

  Form, Registration and Transfer

     Unless otherwise indicated in the applicable prospectus supplement, principal of, and premium, if any, and interest, if any, on Senior Debt Securities will be payable, and Senior Debt Securities will be transferable, at the agency or office of BOK Financial Corporation maintained for such purpose in the Borough of Manhattan, The City of New York, except that interest may be paid at the option of BOK Financial Corporation by check mailed to the address of the holder entitled thereto as it appears on the applicable Security Register (as defined in the applicable Indenture).

     Unless otherwise indicated in the applicable prospectus supplement, Senior Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The Indentures provide that Senior Debt Securities of any series may be issuable in permanent global form. See "GLOBAL SECURITIES" below. No service charge will be made for any registration of transfer or exchange of the Senior Debt Securities, but BOK Financial Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  Limitation on Disposition of Voting Stock of Principal Subsidiary Banks

     The Indenture contains a covenant by BOK Financial Corporation that it will not sell, assign, transfer, grant a security interest in or otherwise dispose of any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock (as defined below) (other than directors' qualifying shares) of any Principal Subsidiary Bank (as defined below) and that it will not permit any Principal Subsidiary Bank to issue (except to BOK Financial Corporation) any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of any Principal Subsidiary Bank, except for sales, assignments, transfers, grants of security interests or other dispositions that:

          (1) are for fair market value on the date thereof, as determined by the Board of Directors of BOK Financial Corporation (which determination shall be conclusive) and, after giving effect to such disposition and to any possible dilution, BOK Financial Corporation will own not less than 80% of the shares of Voting Stock of such Principal Subsidiary Bank then issued and outstanding free and clear of any security interest;

          (2) are made in compliance with an order of a court or regulatory authority of competent jurisdiction, as a condition imposed by any such court or authority permitting the acquisition by BOK Financial Corporation, directly or indirectly, of any other bank or entity the activities of which are legally permissible for a bank holding company or a subsidiary thereof to engage in, or as an undertaking made to such authority in connection with such an acquisition;

          (3) are made where such Principal Subsidiary Bank, having obtained any necessary regulatory approvals, unconditionally guarantees payment when due of the principal of and premium, if any, and interest on the Senior Debt Securities; or

          (4) are made to BOK Financial Corporation or any Wholly-Owned Subsidiary (as defined in the Indenture) if such Wholly-Owned Subsidiary agrees to be bound by this covenant and BOK Financial Corporation agrees to maintain such Wholly-Owned Subsidiary as a Wholly-Owned Subsidiary. Notwithstanding the foregoing, any Principal Subsidiary Bank may be merged into or consolidated with another banking institution organized under the laws of the United States, any State thereof or the District of Columbia if, after giving effect to such merger or consolidation, BOK Financial Corporation or any Wholly-Owned Subsidiary owns at least 80% of the Voting Stock of such other banking institution then issued and outstanding free and clear of any security interest and if, immediately after giving effect thereto and treating any such resulting banking institution thereafter as such Principal Subsidiary Bank and as a Subsidiary for purposes of the Indenture, no Event of Default, and no event that, after the giving of notice or lapse of time or both, would become an Event of Default, has occurred and is continuing. A "Principal Subsidiary Bank" is defined in the Indenture to mean any Subsidiary (as defined in the Indenture) that is a bank and has total assets equal to 30% or more of the consolidated assets of BOK Financial Corporation determined as of the date of the most recent audited financial statements of such entities. At present, the only Principal Subsidiary Bank is the Bank of Oklahoma, National Association. "Voting Stock" is defined in the Indenture to mean stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such corporation (irrespective of whether or not at the time stock of any other class or classes will have contingent voting rights).

  Consolidation, Merger and Sale of Assets

     The Indenture provides that BOK Financial Corporation may not consolidate with or merge into any other person or transfer its properties and assets substantially as an entirety to any person unless:

          (1) the person formed by such consolidation or into which BOK Financial Corporation is merged or the person to which the properties and assets of BOK Financial Corporation are so transferred is a corporation, partnership or trust organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and expressly assumes by a supplemental indenture the payment of the principal of and premium, if any, and interest on the Senior Debt Securities, as the case may be, and the performance of the other covenants of BOK Financial Corporation under the applicable Indenture;

          (2) immediately after giving effect to such transaction, no Event of Default or Default (as defined below), as applicable, and no event that, after notice or lapse of time or both, would become an Event of Default or Default, as applicable, has occurred and is continuing; and

          (3) certain other conditions are met.

  Defaults

     An "Event of Default" is defined in the Indenture, with respect to Senior Debt Securities of any series issued thereunder, as:

          (1) default in the payment of principal of or premium, if any, on any Debt Security of that series at maturity;

          (2) default for 30 days in the payment of interest on any Debt Security of that series;

          (3) default in the deposit of any sinking fund payment when due in respect of that series;

          (4) default in the performance, or breach, of any other covenant or warranty of BOK Financial Corporation in the Indenture or in the Senior Debt Securities of that series, continued for 60 days after written notice to BOK Financial Corporation by the Trustee or to BOK Financial Corporation and the Trustee by the holders of not less than 25% of the aggregate principal amount of the outstanding Senior Debt Securities of that series;

          (5) failure to pay when due any indebtedness of BOK Financial Corporation or any Principal Subsidiary Bank for borrowed money in excess of $5,000,000, or acceleration of the maturity of any such indebtedness in excess of such amount if acceleration results from a default under the instrument giving rise to such indebtedness and is not annulled within 60 days after due notice, unless in either case such default is contested in good faith by appropriate proceedings;

          (6) certain events of bankruptcy, insolvency or reorganization of BOK Financial Corporation or any Principal Subsidiary Bank; and

          (7) any other Event of Default that may be provided for with respect to Senior Debt Securities of that series.

     The Indenture provides that, if any Event of Default with respect to Senior Debt Securities of any series at the time outstanding thereunder occurs and is continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Senior Debt Securities of that series may declare the principal amount of all Senior Debt Securities of that series to be due and payable immediately (provided, that no such declaration is required upon certain events of bankruptcy, insolvency or reorganization), but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or premium, if any, or interest on the Senior Debt Securities of that series and certain other specified defaults) may be waived by the holders of a majority in principal amount of the outstanding Senior Debt Securities of that series on behalf of the holders of all Senior Debt Securities of that series. In the event of the bankruptcy, insolvency or reorganization of BOK Financial Corporation, the claims of holders of the Senior Debt Securities would be subject as to enforcement to the broad equity power of a United States Bankruptcy Court, and to the determination by that court of the nature of the rights of such holders.

     The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee upon the occurrence and continuation of an Event of Default to act with the required standard of care, to be indemnified by the holders of any series of outstanding Senior Debt Securities thereunder before proceeding to exercise any right or power under the Indenture at the request of the holders of such series of Senior Debt Securities. The Indenture provides that the holders of a majority in aggregate principal amount of outstanding Senior Debt Securities of any series thereunder may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or other power conferred on the Trustee, with respect to the Senior Debt Securities of such series, provided that the Trustee may decline to act if such direction is contrary to law or the Indenture or would involve the Trustee in personal liability.

     BOK Financial Corporation will file annually with the Trustee a certificate as to compliance with all conditions and covenants in the Indenture.

  Defeasance and Discharge

     The Indenture provides that the terms of any series of Senior Debt Securities issued thereunder may provide that BOK Financial Corporation may terminate certain of its obligations under such Indenture with respect to the Senior Debt Securities of such series on the terms and subject to the conditions contained in such Indenture, by (a) depositing irrevocably with the applicable Trustee as trust funds in trust:

          (1) in the case of Senior Debt Securities denominated in a foreign currency, money in such foreign currency or Foreign Government Obligations (as defined below) of the foreign government or governments issuing such foreign currency,

          (2) in the case of Senior Debt Securities denominated in U.S. dollars, U.S. dollars or U.S. Government Obligations (as defined below), in each case in an amount that through the payment of interest, principal or premium, if any, in respect thereof in accordance with their terms will provide (without any reinvestment of such interest, principal or premium), not later than one business day before the due date of any payment, money, or

          (3) a combination of money and U.S. Government Obligations or Foreign Government Obligations, as applicable, sufficient to pay the principal of or premium, if any, and interest on, the Senior Debt Securities of such series as such are due.

and (b) satisfying certain other conditions precedent specified in the applicable Indenture. Such deposit and termination is conditioned, among other things, upon BOK Financial Corporation's delivery of (a) an opinion of independent counsel that the holders of the Senior Debt Securities of such series will have no federal income tax consequences as a result of such deposit and termination and (b) if the Senior Debt Securities of such series are then listed on an exchange, an opinion of counsel that the Senior Debt Securities of such series will not be delisted as a result of the exercise of this option. Such termination will not relieve BOK Financial Corporation of its obligation to pay when due the principal of, and interest on the Senior Debt Securities of such series if the Senior Debt Securities of such series are not paid from the money, Foreign Government Obligations or U.S. Government Obligations held by the applicable Trustee for payment thereof.

     "U.S. Government Obligations" means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, that, in either case, under clauses (1) or (2) are not callable or redeemable at the option of the issuer thereof. "Foreign Government Obligations" means securities denominated in a foreign currency that are (1) direct obligations of a foreign government for the payment of which its full faith and credit is pledged or (2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of a foreign government the payment of which is unconditionally guaranteed as a full faith and credit obligation by such foreign government, that, in either case, under clauses (1) or (2) are not callable or redeemable at the option of the issuer thereof.

     The applicable prospectus supplement will state whether any defeasance provisions of the applicable Indenture will apply to the Senior Debt Securities offered thereby.

  Modification and Waiver

     Certain modifications and amendments of each of the Indentures may be made by BOK Financial Corporation and the applicable Trustee only with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Senior Debt Securities of each series issued under such Indenture and affected by the modification or amendment, provided that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security issued under such Indenture and affected thereby:

          (1) change the Stated Maturity (as defined in the applicable indenture) of the principal of, or any installment of principal of or interest on, any such Debt Security;

          (2) reduce the principal amount of, or the premium, if any, or the interest, if any, on, any such Debt Security;

          (3) change the place of payment where, or the coin or currency or currency unit in which, any principal of, or premium, if any, or interest on, any such Debt Security is payable;

          (4) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date (as defined in the applicable Indenture));

          (5) reduce the above-stated percentage of outstanding Senior Debt Securities of any series the consent of the holders of which is necessary to modify or amend the applicable Indenture; or

          (6) modify the foregoing requirements or reduce the percentage of aggregate principal amount of outstanding Senior Debt Securities of any series required to be held by holders seeking to waive compliance with certain provisions of the applicable Indenture or seeking to waive certain defaults.

     The holders of not less than a majority in aggregate principal amount of the outstanding Senior Debt Securities of any series may on behalf of the holders of all Senior Debt Securities of that series waive, insofar as that series is concerned, compliance by BOK Financial Corporation with certain restrictive provisions of the applicable Indenture. The holders of not less than a majority in aggregate principal amount of the outstanding Senior Debt Securities of any series may on behalf of the holders of all Senior Debt Securities of that series waive any past default under the applicable Indenture with respect to that series, except a default in the payment of the principal of, or premium, if any, or interest on, any Debt Security of that series or in respect of a covenant or provision that under the applicable Indenture cannot be modified or amended without the consent of the holder of each outstanding Debt Security issued thereunder of the series affected.

     Certain modifications and amendments of each of the Indentures may be made by BOK Financial Corporation and the applicable Trustee without the consent of holders of the outstanding Senior Debt Securities issued under such Indenture.

     Each Indenture provides that in determining whether the holders of the requisite principal amount of the outstanding Senior Debt Securities issued under such Indenture have given any request, demand, authorization, direction, notice, consent or waiver thereunder or are present at a meeting of holders of Senior Debt Securities for quorum purposes, the principal amount of a Debt Security denominated in a foreign currency or currency unit will be the U.S. dollar equivalent, determined on the date of original issuance of such Debt Security, of the principal amount of such Debt Security or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent, determined on the date of original issuance of such Debt Security, of the amount determined as provided above.

  Title

     BOK Financial Corporation, the applicable Trustee and any agent of BOK Financial Corporation or the applicable Trustee may treat the registered owner of any Debt Security as the absolute owner thereof

(whether or not such Debt Security is overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. See "GLOBAL SECURITIES" below.

  Replacement of Senior Debt Securities

     Any mutilated Debt Security will be replaced by BOK Financial Corporation at the expense of the holder upon surrender of such Debt Security to the applicable Trustee. Senior Debt Securities that are destroyed, lost or stolen will be replaced by BOK Financial Corporation at the expense of the holder upon delivery to the applicable Trustee of evidence of the destruction, loss or theft thereof satisfactory to BOK Financial Corporation and the applicable Trustee. In the case of a destroyed, lost or stolen Debt Security, an indemnity satisfactory to the applicable Trustee and BOK Financial Corporation may be required at the expense of the holder of such Debt Security before a replacement Debt Security will be issued.

  Governing Law

     The Indentures and the Senior Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

  Concerning the Trustees

     The Trustee will be named in the applicable prospectus supplement.

     Any Trustee may resign or be removed with respect to one or more series of Senior Debt Securities and a successor Trustee may be appointed to act with respect to such series. If two or more persons are acting as Trustee with respect to different series of Senior Debt Securities, each such Trustee will be a Trustee of a trust under the related Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Senior Debt Securities for which it is Trustee.

     In the ordinary course of business, BOK Financial Corporation and its subsidiaries may conduct banking transactions with a Trustee, and such Trustee and its affiliates may conduct banking transactions with BOK Financial Corporation and its subsidiaries.

  Ratings

     Particular series of Senior Debt Securities may be rated by one or more nationally recognized statistical rating agencies. the rating agency or agencies and rating or ratings to be assigned with respect to a series of Senior Debt Securities will be specified in the prospectus supplement for the series of Senior Debt Securities.

                               GLOBAL SECURITIES

     Unless otherwise specified in the applicable prospectus supplement, the Senior Debt Securities will be issued in the form of one or more global certificates (collectively, with respect to each series or issue of Securities, the "Global Security") registered in the name of a depositary or a nominee of a depositary. Unless otherwise specified in the applicable prospectus supplement, the depositary will be The Depository Trust Company ("DTC"). BOK Financial Corporation has been informed by DTC that its nominee will be Cede & Co. ("Cede"). Accordingly, Cede is expected to be the initial registered holder of all Senior Debt Securities that are issued in global form. No person that acquires a beneficial interest in such Senior Debt Securities will be entitled to receive a certificate representing such person's interest in the Senior Debt Securities except as set forth herein or in the applicable prospectus supplement. Unless and until definitive Senior Debt Securities are issued under the limited circumstances described below, all references to actions by holders of Senior Debt Securities issued in global form shall refer to actions taken by DTC upon instructions from its Participants (as defined below), and all references herein to payments and notices to holders shall refer to payments and notices to DTC or Cede, as the registered holder of such Senior Debt Securities.

     DTC is a company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, that it is a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act, and was created to hold securities for its participating organizations ("Participants") and to facilitate the clearance and settlement of securities transactions among Participants through electronic book-entry, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include certain other organizations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

     Persons that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in Senior Debt Securities may do so only through Participants and Indirect Participants. Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by the agent designated by BOK Financial Corporation to Cede, as nominee for DTC. DTC will forward such payments to its Participants, which thereafter will forward them to Indirect Participants or holders. Holders will not be recognized by BOK Financial Corporation or by the applicable registrar, transfer agent, Trustee or Depositary, or their agents, as registered holders of the Senior Debt Securities entitled to the benefits of the applicable Indenture. Beneficial owners that are not Participants will be permitted to exercise their rights as such only indirectly through and subject to the procedures of Participants and, if applicable, Indirect Participants.

     Under the rules, regulations and procedures creating and affecting DTC and its operations as currently in effect (the "Rules"), DTC will be required to make book-entry transfers of Senior Debt Securities among Participants and to receive and transmit payments to Participants. Participants and Indirect Participants with which beneficial owners of Senior Debt Securities have accounts with respect to the Senior Debt Securities similarly are required by the Rules to make book-entry transfers and receive and transmit such payments on behalf of their respective account holders.

     Because DTC can act only on behalf of Participants, who in turn act only on behalf of Participants or Indirect Participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of Senior Debt Securities issued in global form to pledge such Senior Debt Securities to persons or entities that do not participate in the DTC system, or to otherwise act with respect to such Senior Debt Securities, may be limited due to the unavailability of physical certificates for such Senior Debt Securities.

     DTC has advised BOK Financial Corporation that DTC will take any action permitted to be taken by a registered holder of any Senior Debt Securities under the applicable Indenture only at the direction of one or more Participants to whose accounts with DTC such Senior Debt Securities are credited.

     Unless otherwise specified in the applicable prospectus supplement, a Global Security will be exchangeable for the relevant definitive Senior Debt Securities registered in the names of persons other than DTC or its nominee only if (1) DTC notifies BOK Financial Corporation that it is unwilling or unable to continue as depository for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered in order to act as such depository, (2) BOK Financial Corporation determines that such Global Security shall be so exchangeable or (3) there has occurred and is continuing an Event of Default or an event that, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to such Senior Debt Securities. Any Global Security that is exchangeable pursuant to the preceding sentence will be exchangeable for Senior Debt Securities registered in such names as DTC directs.

     Upon the occurrence of any event described in the immediately preceding paragraph, DTC is generally required to notify all Participants of the availability through DTC of definitive Senior Debt

Securities. Upon surrender by DTC of the Global Security representing the Securities and delivery of instructions for re-registration, the registrar, transfer agent, Trustee or Depositary, as the case may be, will reissue the Senior Debt Securities as definitive Senior Debt Securities, and thereafter such persons will recognize the holders of such definitive Senior Debt Securities as registered holders of Senior Debt Securities entitled to the benefits of the applicable Indenture.

     Except as described above, a Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or to a successor depositary appointed by BOK Financial Corporation. Except as described above, DTC may not sell, assign, transfer or otherwise convey any beneficial interest in a Global Security evidencing all or part of any Senior Debt Securities unless such beneficial interest is in an amount equal to an authorized denomination for such Senior Debt Securities.

                                USE OF PROCEEDS

     We will use the proceeds of the sale of the Senior Debt Securities for:

     - acquisitions

     - capital improvements

     - repayment of short term bank borrowings

     - start-up of new banking and bank related businesses

     - expansion of existing business

     - general working capital

     We will tell you in the prospect supplement for what purpose we plan to use the proceeds of any particular series of the Senior Debt Securities.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

  By Agents

     Offered securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

  By Underwriters

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

  Direct Sales

     Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved.

  General Information

     Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                           SIX MONTHS
                                             ENDED
                                            JUNE 30,              YEAR ENDED DECEMBER 31,
                                         --------------      ----------------------------------
                                         1998      1997      1996      1995      1994      1993
                                         ----      ----      ----      ----      ----      ----
Ratio of Earnings to Fixed Charges:
  Excluding Interest on Deposits.......  2.68      2.21      2.54      2.02      2.81      6.80
  Including Interest on Deposits.......  1.55      1.43      1.43      1.40      1.57      1.73

     These computations include BOK Financial Corporation and its subsidiaries. For these ratios, "earnings" are determined by adding "fixed charges" to income from continuing operations before taxes. "Fixed charges" consist of interest on all debt and amortization of premiums or discounts associated with debt.

                     VALIDITY OF THE SENIOR DEBT SECURITIES

     Unless otherwise indicated in the applicable prospectus supplement, the validity of and Senior Debt Securities offered hereby will be passed upon for BOK Financial Corporation by its counsel, Frederic Dorwart, Esquire, Tulsa, Oklahoma.

                                    EXPERTS

     The consolidated financial statements of BOK Financial Corporation incorporated by reference in BOK Financial Corporation's Annual Report (Form 10-K) for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 June    , 1999

                        [BOK FINANCIAL CORPORATION LOGO]

                                  $100,000,000

                       [      ]% SENIOR NOTES DUE 200

             -----------------------------------------------------
                       PRELIMINARY PROSPECTUS SUPPLEMENT
             -----------------------------------------------------

                          Joint Book Running Managers

BANC OF AMERICA SECURITIES LLC                             CHASE SECURITIES INC.